Henkel

A Brand like a Friend

03 MAY -9 7:21

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03022095

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters

Telefon / phone (direct) (+49-211) 797 8959

Telefax / fax (direct) (+49-211) 798 2463

E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum

2003-05-06

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Net earnings for the quarter up 25 percent – Henkel: Encouraing profit development in first quarter".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

H. Nicolas T. Kühn

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 133-2003.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

Henkel
A Brand like a Friend

Vccmail
06.05.2003 07:45
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Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Henkel: Encouraging profit development in first quarter"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release on our today's Publication of Report for the First Quarter 2003, which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Press Release

Net earnings for the quarter up 25 percent

Henkel: Encouraging profit development in first quarter

In the first quarter 2003, the Henkel Group increased operating profit and its sales, adjusted for foreign exchange effects. Net earnings for the quarter and earnings per share were well up on the prior-year figures.

Düsseldorf – In the first quarter of fiscal 2003, the Henkel Group increased sales adjusted for foreign exchange effects by 2.8 percent over the prior-year period to 2.3 billion euros. Before adjustment, sales were 3.1 percent below the level of the previous year. At 168 million euros, operating profit (EBIT) was 3.5 percent up on the first quarter last year. The return on capital employed (ROCE) was 15.6 percent, an increase of 1.2 percentage points over the same period in 2002. Net earnings for the quarter amounted to 116 million euros, a 24.7 percent rise on the previous year. Earnings per preferred share increased 22.1 percent over the prior-year period from 0.68 euros to 0.83 euros.

"The Henkel Group succeeded in posting an encouraging earnings figure in the first quarter of 2003 in a still uncertain economic environment," stated Prof. Dr. Ulrich Lehner, President and CEO of the Henkel Group. "Particularly positive is the significant increase of 22.1 percent in earnings per preferred share."

Regional Developments

In the Europe/Africa/Middle East region, sales after adjusting for foreign exchange effects rose by 3.5 percent; before adjustment, sales increased by 1.5 percent. The reluctant consumer climate in Germany continued to slow down growth.

However, this development was more than offset by a substantial increase in sales in the rest of Europe, the Middle East and Africa. Operating profit improved by 2.2 percent. After adjusting for foreign exchange effects, sales in North America rose by 4.7 percent, mainly due to the business sectors Consumer and Craftsmen Adhesives and Henkel Technologies. Before

adjustment, however, sales fell by 14.1 percent. Operating profit rose by 8.2 percent. The uncertain political and economic situation in Latin America continued to affect the Company's businesses. After adjusting for foreign exchange effects, sales fell by 13.0 percent. Before adjustment, the sales figure was 30.6 percent down on prior year. Operating profit continued to decline compared with the previous year's figure. In the Asia-Pacific region, sales after adjusting for foreign exchange effects were 6.4 percent higher than in the first quarter of 2002. Before adjustment, however, sales fell by 7.7 percent. Compared with the previous year, operating profit showed a substantial improvement but was still slightly negative.

Developments of the Business Sectors

Sales at the Laundry & Home Care business sector rose by 3.1 percent after adjusting for foreign exchange effects. Before adjustments, however, sales were 1.1 percent down on the prior-year figure. Operating profit rose by 3.8 percent. The heavy-duty detergents business, which accounts for more than half the sales generated by the Laundry & Home Care business sector, registered sales at the level of the previous year after adjusting for foreign exchange effects. Sales in special detergents showed a positive development. The household cleaners business reported the highest growth in sales within the Laundry & Home Care business sector. For fiscal 2003 as a whole, the Laundry & Home Care business sector is still aiming for an increase in operating profit in the high single-digit percentage range.

After adjusting for foreign exchange effects, first-quarter sales at the Cosmetics/Toiletries business sector were 0.2 percent down on the previous year.

Before adjustment, sales fell by 3.8 percent. Operating profit corresponded to the figure of the previous year. Positive sales growth was achieved in the Company's hair cosmetics, skin care and oral hygiene businesses. Sales in the body care segment were well down on the previous year. Sales at the professional salon business rose after adjusting for foreign exchange effects. The Cosmetics/Toiletries business sector is striving for a high single-digit percentage increase in operating profit for the full year 2003.

At Consumer and Craftsmen Adhesives, sales adjusted for foreign exchange effects rose by 2.3 percent. Before adjustments, however, sales fell 4.2 percent compared with the prior-year figure. Operating profit was down 3.7 percent on the same period of the previous year. Consumer adhesives, the Company's most important segment in this business sector, showed a positive development. The building adhesives business recorded a decline in sales due to bad weather

conditions. The Consumer and Craftsmen Adhesives business sector anticipates a double-digit percentage increase in operating profit for 2003 as a whole.

Sales of the Henkel Technologies business sector exceeded the figure for the prior-year quarter by 6.0 percent after adjusting for foreign exchange effects. Before adjustments, however, sales fell by 3.8 percent. Operating profit improved by 6.3 percent over the same quarter in 2002. While sales at Engineering Adhesives were close to the figure of the previous year after adjusting for foreign exchange effects, Industrial Adhesives achieved an adjusted sales figure slightly above that of the previous year. The Surface Technologies business registered a significant increase in sales after adjusting for foreign exchange effects. The Henkel Technologies business sector expects to achieve a double-digit percentage increase in operating profit for the full year 2003.

Major Events

On March 10, 2003, the Henkel Group communicated that Henkel holds a 6.86 percent participation in Wella AG.

On April 14, 2003, the Annual General Meeting approved the proposed dividend of 1.06 euros per ordinary share and 1.12 euros per preferred share.

Major Participations

Ecolab Inc., St. Paul, Minnesota, USA, in which Henkel holds a stake of 27.9 percent, reported sales of US$ 876 million for the first quarter of 2003. This corresponds to an increase of 11 percent compared with the previous year.
Operating profit rose by 39 percent to US$ 102 million. This improvement was attributable in particular to a higher sales volume and efficiency enhancement measures. At US$ 55 million, net earnings for the quarter were 58 percent up on the prior-year figure.

The Clorox Company, Oakland/California, USA, in which Henkel has a 28.9 percent stake, will be publishing its third-quarter results on May 8, 2003.

Employees

As of March 31, 2003, the number of employees at the Henkel Group was 48,515. The proportion of Henkel personnel working outside Germany was 77 percent.

Outlook

The uncertain world situation and foreign exchange risks will further influence the Company's businesses and jeopardize meeting its 2003 target of 4 percent sales growth (after adjusting for foreign exchange effects and acquisitions/divestments).

Nevertheless, the Henkel Group intends to grow faster than the market and to achieve an increase in operating profit in the high single-digit percentage range. In respect of earnings per share, the Company's forecast is for an improvement of almost 10 percent.

May 6, 2003

Any forward-looking statements contained in this press release represent our best judgement as to what will occur in the future. The Company's actual results could differ materially from those contained herein and will depend on a number of competitive and economic factors, some of which will be outside the control of the Company.

Contact:

Henkel Group
Corporate Communications

Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
e-mail ernst.primosch@henkel.com

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208
e-mail: lars.witteck@henkel.com

press.henkel.com

Information for Our Shareholders

Q1

January – March 2003

Modern textiles may cause odor problems: After just a short time, the person wearing the garments ceases to feel fresh and comfortable. Hence we have launched Fewa Fresh Magic, the first freshness detergent from Henkel. Its Neutralin system of active ingredients penetrates into the clothing during the wash and effectively neutralizes unpleasant odors while the garments are being worn – so that the good feeling lasts.

03 MAY -9 AM 7:21

mit Neutralin®
-neutralisiert Gerüche
-frisches anhaltendes Tragegefühl

fewa
Fresh

Henkel

A Brand like a Friend


Synthetik
1,5L
30°C
40°C
60°C

Encouraging profit development in difficult economic environment

- Net earnings for the quarter: plus 25 percent
- Earnings per preferred share: plus 22 percent
- Sales growth adjusted for foreign exchange effects: close to 3 percent
- Operating profit: plus 3.5 percent
- Return on sales: plus 0.5 percentage points
- Return on capital employed: plus 1.2 percentage points

Sales and Profits

Prevailing macro-economic and geopolitical conditions led to a worldwide decline in private and industrial consumption. In this difficult environment, the Henkel Group achieved an increase in sales of 2.8 percent after adjusting for foreign exchange effects. Sales growth after adjusting for foreign exchange effects and acquisitions/divestments amounted to 1.4 percent. Before adjustments, sales fell by 3.1 percent to 2.3 billion euros.

On the cost side, we succeeded in slightly improving our gross margin through efficient cost management. The overall favorable development of raw material prices led to the improvement in cost of goods sold and gross margin. Marketing, selling and distribution costs, and also research and development costs remained at the level of the previous year as a percentage of sales. Overall, operating profit (EBIT) developed positively amounting to 168 million euros, a 3.5 percent increase over the prior-year figure. This is attributable to the business sectors Laundry & Home Care and Henkel Technologies. The special restructuring program, which was implemented last year, and efficiency improvement programs also had a positive effect. The return on sales rose by half a percentage point to 7.2 percent. The return on capital employed (ROCE) was 15.6 percent, exceeding the prior-year figure by 1.2 percentage points. This was due to the improvement in operating profit and a reduced capital base.

Higher income from our participation in Clorox improved our financial items line. During the prior-year period, this was impacted by asset impairment charges at Clorox amounting to 12 million euros.

Sales and Operating Profit, First Quarter[1]			
in million euros	2002	2003	+/-
Sales	2,411	2,337	- 3.1 %
EBIT	162	168	3.5 %
Return on sales (EBIT)	6.7 %	7.2 %	0.5 pp

[1] Change from previous year on the basis of figures in thousand euros

pp = percentage points

Change in Sales, First Quarter	- 3.1 %
from	
Existing business	1.4 %
Acquisitions/Divestments	1.4 %
Foreign exchange effects	- 5.9 %

Earnings per Preferred Share	
in euros	Q 1
2002	**0.68**
2003	**0.83**
Change from previous year	22.1 %

Earnings for the quarter amounted to 116 million euros, 24.7 percent up on the previous year. After minority interests, earnings for the quarter were 115 million euros, an improvement of 22.3 percent.

Earnings per preferred share were up on the previous year from 0.68 euros to 0.83 euros, an increase of 22.1 percent.

Regional Developments

In the **Europe/Africa/Middle East** region, sales after adjusting for foreign exchange effects rose by 3.5 percent; before adjustment, sales increased by 1.5 percent. The German business underwent a decline of 3.9 percent. The main factor for this slowdown was a reluctant consumer climate. However, this development was more than offset by a substantial increase in sales in the rest of Europe, the Middle East and Africa. Operating profit improved by 2.2 percent.

After adjusting for foreign exchange effects, sales in **North America** rose by 4.7 percent. The business sectors Consumer and Craftsmen Adhesives and Henkel Technologies were mainly responsible for this growth. Before adjustment, however, sales fell by 14.1 percent. Operating profit rose by 8.2 percent.

Until the end of February, the situation in **Latin America** continued to be dominated by political and economic uncertainties, which had a negative effect on the local currencies. The resultant downturn in demand was particularly noticeable in the Consumer and Craftsmen Adhesives and Laundry & Home Care sectors. After adjusting for foreign exchange effects, sales in this region fell by 13.0 percent. Before adjustment, the sales figure was 30.6 percent down on prior year. Operating profit continued to decline compared with the previous year's figure.

In the **Asia-Pacific** region, sales were 6.4 percent up on the previous year after adjusting for foreign exchange effects. Before adjustment, however, sales fell by 7.7 percent. The good levels of demand enjoyed by Consumer and Craftsmen Adhesives and Henkel Technologies were offset by a decline in sales in the Laundry & Home Care sector, especially in China, and also in the Cosmetics/Toiletries sector particularly in Japan. Compared with the previous year, operating profit showed a substantial improvement but was still slightly negative.

Henkel Group

Henkel Group: Key Data by Region[1], First Quarter 2003

in million euros	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Group
Sales Jan.-March 2003	**1,735**	**290**	**74**	**163**	**75**	**2,337**
Sales Jan.-March 2002	1,710	337	107	176	81	2,411
Change in %	1.5	– 14.1	– 30.6	– 7.7	–	– 3.1
EBIT Jan.-March 2003	**189**	**11**	**– 7**	**– 3**	**– 22**	**168**
EBIT Jan.-March 2002[2]	185	10	– 3	– 7	– 23	162
Change in %	2.2	8.2	> 100	56.8	–	3.5
EBIT return on sales Jan.-March 2003 in %	**10.9**	**3.7**	**– 9.3**	**– 1.8**	**–**	**7.2**
EBIT return on sales Jan.-March 2002 in %	10.8	2.9	– 2.7	– 3.9	–	6.7

[1] Change from previous year on the basis of figures in thousand euros

[2] In order to determine the operating profit by region, the costs arising at the Company's headquarters for international research and development and for divisional overheads are allocated on the basis of specific formulae. The procedure applied has changed as compared with the first quarter of 2002. We have therefore adjusted the figures for the prior-year quarter accordingly.

Major Events

In our communication dated March 10, 2003, we declared that Henkel holds a 6.86 percent participation in Wella AG.

With effect from July 1, 2003, there will be a change in the composition of the Management Board: Guido De Keersmaecker, Executive Vice President Henkel Technologies, is retiring with effect from June 30, 2003.

Dr. Jochen Krautter, Chief Financial Officer, will then take over Henkel Technologies.

Dr. Lothar Steinebach, Corporate Vice President Finance/Controlling since 1995, will assume the position of Chief Financial Officer.

During the regular reelection of the Supervisory Board at the Annual General Meeting on April 14, 2003, Dr. Ulrich Cartellieri resigned from office as member of the Supervisory Board.

Werner Wenning, Chairman of the Board of Management of Bayer AG, was elected as a new member to the Supervisory Board. The other members were reelected.

Dr. Christa Plichta resigned her membership of the Shareholders' Committee effective as of the close of the Annual General Meeting. Mr. Konstantin von Unger, Founding Partner of Blue Corporate Finance, was elected as a new member to the Shareholders' Committee.

On April 14, 2003, the Annual General Meeting approved the proposed dividend of 1.06 euros per ordinary share and 1.12 euros per preferred share. The dividend was paid out on April 15, 2003.

Employees

As of March 31, 2003, the number of employees at the Henkel Group was 48,515. The proportion of Henkel personnel working outside Germany was 77 percent.

Major Participations

Henkel has a 27.9 percent stake in **Ecolab Inc.**, St. Paul, Minnesota, USA. In the first quarter of 2003, Ecolab Inc. generated sales of US$ 876 million. This corresponds to an increase of 11 percent compared with the previous year. Operating profit rose by 39 percent to US$ 102 million. This improvement was attributable in particular to a higher sales volume and efficiency enhancement measures. At US$ 55 million, net earnings for the quarter were 58 percent up on the prior-year figure.

The market value of our participation in Ecolab Inc. as of March 31, 2003, was 1.7 billion euros.

Henkel has a 28.9 percent stake in **The Clorox Company**, Oakland, California, USA. The market value of this participation as of March 31, 2003, was 2.7 billion euros.

Clorox will be publishing its third quarter results on May 8, 2003, two days after the publication of this interim report.

Outlook

The uncertain world situation and foreign exchange risks will further influence our businesses and jeopardize meeting our 2003 target of 4 percent sales growth (after adjusting for foreign exchange effects and acquisitions/divestments).

Nevertheless, we intend to grow faster than the market and to achieve an increase in operating profit in the high single-digit percentage range.

In respect of earnings per share, our forecast is for an improvement of almost 10 percent.

Laundry & Home Care

Sales and Operating Profit, First Quarter[1]			
in million euros	2002	2003	+/–
Sales	788	779	– 1.1 %
EBIT	66	69	3.8 %
Return on sales (EBIT)	8.4 %	8.8 %	0.4 pp

[1] Change from previous year on the basis of figures in thousand euros

pp = percentage points

Change in Sales, First Quarter	– 1.1 %
from	
Existing business	0.3 %
Acquisitions/Divestments	2.8 %
Foreign exchange effects	– 4.2 %

Sales at the **Laundry & Home Care** business sector rose by 3.1 percent after adjusting for foreign exchange effects. After adjusting for foreign exchange effects and acquisitions/divestments, the growth in sales was 0.3 percent. Before adjustments, however, sales were 1.1 percent down on the prior-year figure. We profited from a further decline in material costs, efficiency enhancement measures and the special restructuring program. Operating profit rose by 3.8 percent and the return on sales improved by 0.4 percentage points to 8.8 percent. The return on capital employed (ROCE) increased by 1.9 percentage points to 31.1 percent.

In the Europe/Africa/Middle East region, sales after adjusting for foreign exchange effects rose by 4.8 percent. Running counter to this trend, sales in Germany fell by 3 percent. The increased propensity to save of many consumers caused a rise in demand for value-for-money products. Our European business had a good first quarter with an increase in sales of 3.5 percent. There were particularly encouraging developments in Italy, France and Spain. Adjusted for foreign exchange effects and the Pakvash acquisition, sales in Africa/Middle East grew by 8 percent.

The heavy-duty detergents business, which accounts for more than half the sales generated by the Laundry & Home Care business sector, registered sales at the level of the previous year after adjusting for foreign exchange effects. In Germany, sales in heavy-duty detergents fell, although our value brands Weisser Riese and Spee gained market share. In the rest of Europe, however, sales performance was gratifying, due in particular to our Dixan and General brands in Italy and new product launches under the brands Le Chat and X-Tra in France. In addition, we launched a new detergent onto the market in the Netherlands under the brand name Persil Natural. This soap-based product is particularly gentle to the skin.

Sales in special detergents rose despite significantly stronger demand for private label products. In Germany particularly, we were able to increase sales with our brands Vernel (fabric softener) and Perwoll (wool detergent). The special detergent Fresh Magic for synthetic garments achieved a 6 percent share of the special detergent market in France within just a few months of its launch.

The household cleaners business reported the highest growth in sales within the Laundry & Home Care business sector. Our innovative Somat Tabs with their long-lasting glass protection feature and our WC-Duo-Aktiv toilet cleaner made significant contributions to the increase in sales.

Outlook

We confirm our intention to grow faster than the overall market through the introduction of innovative products and an expansion of our regional presence. For example, we have now introduced the special detergent Fresh Magic – already successfully launched in France – to the trade in 20 further countries, and will be bringing it onto the market there in the course of the next few months.

We are still aiming for an increase in operating profit in the high single-digit percentage range.

Cosmetics/Toiletries

Sales and Operating Profit, First Quarter[1]			
in million euros	2002	2003	+/–
Sales	509	490	– 3.8 %
EBIT	42	42	0.3 %
Return on sales (EBIT)	8.3 %	8.6 %	0.3 pp

[1] Change from previous year on the basis of figures in thousand euros

pp = percentage points

Change in Sales, First Quarter	– 3.8 %
from	
Existing business	– 0.2 %
Acquisitions/Divestments	0.0 %
Foreign exchange effects	– 3.6 %

Sales at the **Cosmetics/Toiletries** business sector were 0.2 percent down on the previous year after adjusting for foreign exchange effects. The business sector had neither acquisitions nor divestments in this quarter. Before adjustment, sales fell by 3.8 percent. Operating profit corresponded to the figure of the previous year. The return on sales improved to 8.6 percent. This is due to lower material costs and cost reductions related to our restructuring programs. The return on capital employed rose by 0.6 percentage points to 20.7 percent.

The Europe/Africa/Middle East region repeated the first-quarter sales level of the previous year, with France, Spain, Great Britain and Benelux performing particularly well. In our core market Germany, and also in North America, the low propensity to consume was again noticeable. The decline in sales in Latin America was attributable to political and economic factors, while in the Asia-Pacific region foreign exchange influences had a negative effect.

Sales in the hair cosmetics business increased slightly after adjusting for foreign exchange effects. In the case of colorants, the Brillance and Palette brands excelled with a good sales performance. Brillance consolidated its market leadership in Germany and gained further market share in France. Palette improved its position in Russia and in the Czech Republic. The launch of this brand in the German value-for-money segment is progressing successfully. Sales in the styling brand Taft increased with accompanying gains in market share. In the hair care sector, sales rose particularly due to Gliss Kur.

Sales in the body care segment were well down on the previous year. Business during the quarter was marked by our preparations for the Fa relaunch that began in March.

Our skin care business recorded an increase in sales with the Diadermine brand performing well. The Lift+ series was augmented in France and Spain by the addition of the new anti-aging variant "Sofort Effekt-Kapseln". In March, we launched the innovative gel cream "T-Zone" as part of the Diadermine Aqua Force line.

Sales in oral hygiene grew compared with the previous year as a result of the good performance of Licor del Polo in Spain and Vademecum in France.

Sales in the professional salon business rose after adjusting for foreign exchange effects. In the hair care segment, our Bonacure brand performed well with the introduction of Bonacure Men in Italy, Spain and Eastern Europe. The portfolio of the colorants brand Igora Royal "Trend Collection" was expanded by additional shades. In the styling segment, we revamped Natural Styling "Curl & Care" and relaunched it in a number of countries.

Outlook

We intend to further strengthen our business by expanding the product range of our major brands. Regarding operating profit growth, we will be striving for an increase in the high single-digit percentage range.

Consumer and Craftsmen Adhesives

Sales and Operating Profit, First Quarter[1]			
in million euros	2002	2003	+/–
Sales	332	319	– 4.2 %
EBIT	34	33	– 3.7 %
Return on sales (EBIT)	10.2 %	10.4 %	0.2 pp

[1] Change from previous year on the basis of figures in thousand euros

pp = percentage points

Change in Sales, First Quarter	– 4.2 %
from	
Existing business	0.2 %
Acquisitions/Divestments	2.1 %
Foreign exchange effects	– 6.5 %

At **Consumer and Craftsmen Adhesives**, sales adjusted for foreign exchange effects rose by 2.3 percent. After adjusting for foreign exchange effects and acquisitions/divestments, sales growth was 0.2 percent. Before adjustments, however, sales fell 4.2 percent as compared with the prior-year figure. Operating profit was down 3.7 percent on the same period of the previous year. The return on sales was 10.4 percent and the return on capital employed stood at 20.3 percent.

After adjusting for foreign exchange effects, we were able to increase sales in all regions with the exception of Latin America. Performance in the Europe/Africa/Middle East region suffered from the ongoing crisis in the German construction industry. By contrast, we achieved encouraging sales growth in France, Great Britain, Italy and Spain, both from the existing business and also through acquisitions. In Eastern Europe, we consolidated our market position despite a general decrease in demand. In local currency, our US business showed double-digit growth. This was helped by the US authorities' recommendation to keep adhesive tapes on-hand in case of terrorist attacks. In Latin America, business eased due to the generally problematic economic situation. The growth in Asia-Pacific is attributable to the consolidation of the Sellotape business in New Zealand.

Consumer adhesives, our most important segment in this business sector, improved in comparison with the prior-year period after adjusting for foreign exchange effects. One reason for this lay in the innovative glue stick under the name Power Pritt that we launched onto the world market during the first quarter. This is the first true all-purpose adhesive in stick form, which offers high adhesive strength and is suitable for various materials. Power Pritt constitutes an excellent addition to the existing Pritt portfolio. The multi-functional adhesive compound Pattex Repair Express is now available on the market in over 20 countries.

The building adhesives business recorded a decline in sales due to bad weather conditions. We continued to expand our range of concentrated lightweight products.

Outlook

It is our plan to systematically roll-out our new products internationally and to strengthen our worldwide sales network. We still anticipate double-digit growth in operating profit.

Henkel Technologies

Sales and Operating Profit, First Quarter[1]			
in million euros	2002	2003	+/–
Sales	701	674	– 3.8 %
EBIT	43	46	6.3 %
Return on sales (EBIT)	6.1 %	6.8 %	0.7 pp

[1] Change from previous year on the basis of figures in thousand euros

pp = percentage points

Change in Sales, First Quarter	– 3.8 %
from	
Existing business	5.1 %
Acquisitions/Divestments	0.9 %
Foreign exchange effects	– 9.8 %

Sales of the **Henkel Technologies** business sector exceeded the figure for the prior-year quarter by 6.0 percent after adjusting for foreign exchange effects. After adjusting for foreign exchange effects and acquisitions/divestments, sales growth was 5.1 percent. Before adjustments, however, sales fell by 3.8 percent. Operating profit improved by 6.3 percent compared with the previous year. The return on sales increased to 6.8 percent. The return on capital employed rose by 0.9 percentage points to 10.7 percent.

Henkel Technologies reported sales growth in all regions with the exception of Latin America.

At Industrial Adhesives, we achieved sales growth, after adjusting for foreign exchange effects, slightly above that of the previous year. In the European region, we enjoyed particular success with laminating adhesives. However, business in Germany declined. This was due to industry-specific influences in the wood, double-glazing and general industry segments. By contrast, we achieved sales growth in North America and in the Asia-Pacific region.

After adjusting for foreign exchange effects, sales in the Engineering Adhesives business were close to the figure for the previous year. The main contributors were the regions of Europe/Africa/Middle East and Asia-Pacific and here, mainly China, Korea and Thailand. Despite the downturn in the worldwide automobile industry, our business with automotive manufacturers progressed very positively. This encouraging trend is attributable, among other things, to our innovative silicones that have opened up new applications in engine and gearbox manufacturing. By contrast, sales to customers in the electronics industry fell slightly. This was predominantly due to weak demand in North America. Sales in Europe matched the figure for the previous year. The new production center for engineering adhesives in Yantai, China, is expected to contribute to further growth in the Asian region.

Surface Technologies achieved a significant increase in sales after adjusting for foreign exchange effects. Good growth rates were reported by our businesses in the Europe/Africa/Middle East region and in particular Germany, Eastern Europe and Turkey. In Asia-Pacific, too, sales developed very positively, especially in China. In the automotive sector, our activities in marketing new products and technologies in North America and Asia-Pacific made good progress. Sales generated with customers in the metal industry underwent a decline.

○ Outlook

We aim to strengthen our leading market position in Europe and North America and to expand it in Asia-Pacific. We will continue to implement measures to optimize our cost structures. We expect to achieve a double-digit percentage increase in operating profit.

Henkel Group

Consolidated Income Statement					
in million euros	Jan.-March 2002	%	**Jan.-March 2003**	%	**Change in %**
Sales	**2,411**	**100.0**	**2,337**	**100.0**	**- 3.1**
Cost of sales	1,270	52.7	1,217	52.1	- 4.2
Gross profit	**1,141**	**47.3**	**1,120**	**47.9**	**- 1.8**
Marketing, selling and distribution costs	750	31.1	731	31.3	- 2.6
Research and development costs	69	2.9	60	2.5	- 13.0
Administrative expenses	129	5.4	124	5.3	- 3.9
Other operating income	22	0.9	19	0.8	- 13.6
Other operating charges	12	0.5	14	0.6	16.7
Amortization of goodwill	35	1.4	32	1.4	- 8.6
Restructuring costs	6	0.2	10	0.4	66.7
Operating profit (EBIT)	**162**	**6.7**	**168**	**7.2**	**3.5**
Net income from participations	26	1.1	43	1.9	65.4
Net interest expense	- 33	- 1.4	- 34	- 1.5	- 3.0
Financial items	**- 7**	**- 0.3**	**9**	**0.4**	**-**
Earnings before tax	**155**	**6.4**	**177**	**7.6**	**14.2**
Taxes on income	- 62	- 2.5	- 61	- 2.6	- 1.6
Net earnings	**93**	**3.9**	**116**	**5.0**	**24.7**
Minority interests	1	-	- 1	-	-
Earnings after minority interests	**94**	**3.9**	**115**	**5.0**	**22.3**
Earnings per preferred share (euros)	**0.68**		**0.83**		**22.1**

Consolidated Balance Sheet

in million euros	Dec. 31, 2002	%	March 31, 2003	%
Intangible assets, property, plant and equipment	3,503	41.2	3,410	38.5
Financial assets	1,424	16.7	1,712	19.4
Fixed assets	**4,927**	**57.9**	**5,122**	**57.9**
Inventories	1,073	12.6	1,098	12.4
Trade accounts receivable	1,545	18.1	1,628	18.4
Other receivables and miscellaneous assets	416	4.9	465	5.3
Liquid funds/Marketable securities	226	2.7	207	2.3
Current assets	**3,260**	**38.3**	**3,398**	**38.4**
Deferred tax assets	**326**	**3.8**	**326**	**3.7**
Total assets	**8,513**	**100.0**	**8,846**	**100.0**
Equity excluding minority interests	**3,279**	**38.5**	**3,307**	**37.4**
Minority interests	84	1.0	98	1.1
Equity including minority interests	**3,363**	**39.5**	**3,405**	**38.5**
Provisions for pensions and similar obligations	1,644	19.3	1,630	18.4
Other provisions	1,146	13.5	1,111	12.6
Provisions for deferred tax liabilities	242	2.8	175	2.0
Provisions	**3,032**	**35.6**	**2,916**	**33.0**
Borrowings	859	10.1	1,173	13.3
Trade accounts payable	858	10.1	905	10.1
Other liabilities	401	4.7	447	5.1
Liabilities	**2,118**	**24.9**	**2,525**	**28.5**
Total equity and liabilities	**8,513**	**100.0**	**8,846**	**100.0**

Changes in Equity

in million euros	2002	2003
Shareholders' equity excl. minority interests at January 1	**3,518**	**3,279**
Earnings after minority interests	94	115
Distributions	–	–
Buy-back of treasury shares	– 5	–
Other changes taken to equity	– 16	– 17
Exchange rate effects	– 8	– 70
Shareholders' equity excl. minority interests at March 31	**3,583**	**3,307**

Henkel Group

Cash Flow Statement		
in million euros	Jan.-March 2002	**Jan.-March 2003**
Operating profit/EBIT	**162**	**168**
Income taxes paid	– 49	– 192[1]
Depreciation/Write-ups of fixed assets (excluding financial assets)	108	100
Net gains/losses from disposals of fixed assets (excluding financial assets)	– 8	– 1
Change in inventories	– 18	– 37
Change in receivables and miscellaneous assets	– 155	– 153
Change in liabilities and provisions	71	151
Cash flow from operating activities	**111**	**36[1]**
Capital expenditure on intangible assets	– 2	– 2
Capital expenditure on property, plant and equipment	– 65	– 63
Capital expenditure on financial assets/acquisitions	– 25	– 299
Proceeds from disposals of fixed assets	15	7
Cash flow from investing activities/acquisitions	**– 77**	**– 357**
Henkel KGaA dividends	–	–
Subsidiary company dividends (to other shareholders)	– 4	– 3
Interest and dividends received	36	26
Interest paid	– 46	– 54
Dividends and interest paid and received	*– 14*	*– 31*
Change in borrowings	61	337
Buy-back of treasury shares	– 5	–
Other financing transactions	4	–
Cash flow from financing activities	**46**	**306**
Change in cash and cash equivalents	**80**	**– 15**
Effect of exchange rate changes on cash and cash equivalents	1	– 4
Change in liquid funds and marketable securities	**81**	**– 19**
Liquid funds and marketable securities on January 1	421	226
Liquid funds and marketable securities on March 31	502	207

Computation of Free Cash Flow		
Cash flow from operating activities	111	36[1]
Cash flow from investing activities/acquisitions	– 77	– 357
Dividends and interest paid and received	– 14	– 31
Net cash flow	**20**	**– 352**
Investments in financial assets/acquisitions	25	299
Free cash flow	**45**	**– 53[2]**

[1] **Included are tax payments of approx. 150 million euros in connection with the sale of Cognis in 2001.**

[2] **Excluding the one-off tax payment for Cognis, free cash flow would have amounted to about 100 million euros.**

Henkel Group

Segment Reporting by Business Sector[1], First Quarter 2003						
in million euros	Laundry & Home Care	Cosmetics/ Toiletries	Adhe- sives	Henkel Tech- nologies	Corpo- rate	**Group**
Sales Jan.-March 2003	779	490	319	674	75	2,337
Change from previous year	– 1.1 %	– 3.8 %	– 4.2 %	– 3.8 %	–	– 3.1 %
Proportion of Group sales	33 %	21 %	14 %	29 %	3 %	100 %
Sales Jan.-March 2002	788	509	332	701	81	2,411
EBITDA Jan.-March 2003	91	61	46	84	– 14	268
EBITDA Jan.-March 2002	90	62	47	81	– 10	270
Change from previous year	1.5 %	– 2.5 %	– 2.5 %	3.9 %	–	– 0.8 %
Return on sales (EBITDA) Jan.-March 2003	11.7 %	12.4 %	14.4 %	12.5 %	–	11.5 %
Return on sales (EBITDA) Jan.-March 2002	11.4 %	12.2 %	14.2 %	11.6 %	–	11.2 %
Depreciation of property, plant and equipment and amortization of patents and licenses Jan.-March 2003	20	10	9	21	8	68
Depreciation of property, plant and equipment and amortization of patents and licenses Jan.-March 2002	22	11	8	19	13	73
EBITA Jan.-March 2003	71	51	37	63	– 22	200
EBITA Jan.-March 2002	68	51	39	62	– 23	197
Change from previous year	3.2 %	– 0.2 %	– 3.4 %	0.6 %	–	1.5 %
Return on sales (EBITA) Jan.-March 2003	9.1 %	10.4 %	11.7 %	9.3 %	–	8.6 %
Return on sales (EBITA) Jan.-March 2002	8.6 %	10.0 %	11.7 %	8.8 %	–	8.2 %
Amortization of goodwill Jan.-March 2003	2	9	4	17	–	32
Amortization of goodwill Jan.-March 2002	2	9	5	19	–	35
EBIT Jan.-March 2003	69	42	33	46	– 22	168
EBIT Jan.-March 2002	66	42	34	43	– 23	162
Change from previous year	3.8 %	0.3 %	– 3.7 %	6.3 %	–	3.5 %
Return on sales (EBIT) Jan.-March 2003	8.8 %	8.6 %	10.4 %	6.8 %	–	7.2 %
Return on sales (EBIT) Jan.-March 2002	8.4 %	8.3 %	10.2 %	6.1 %	–	6.7 %
ROCE Jan.-March 2003	31.1 %	20.7 %	20.3 %	10.7 %	–	15.6 %
ROCE Jan.-March 2002	29.2 %	20.1 %	20.6 %	9.8 %	–	14.4 %
Capital employed Jan.-March 2003[2]	909	984	736	2,343	163	5,135
Capital employed Jan.-March 2002[2]	932	1,016	758	2,526	234	5,466
Change from previous year	– 2.5 %	– 3.2 %	– 2.9 %	– 7.3 %	–	– 6.1 %
Capital expenditures (excluding financial assets) Jan.-March 2003	22	17	6	16	7	68
Capital expenditures (excluding financial assets) Jan.-March 2002	24	9	8	23	3	67
Operating assets Jan.-March 2003	1,631	1,269	900	2,633	360	6,793
Operating liabilities Jan.-March 2003	759	511	266	622	197	2,355
Net operating assets Jan.-March 2003[3]	872	758	634	2,011	163	4,438
Operating assets Jan.-March 2002	1,650	1,316	932	2,876	388	7,162
Operating liabilities Jan.-March 2002	737	495	265	662	154	2,313
Net operating assets Jan.-March 2002[3]	913	821	667	2,214	234	4,849
Research and development costs (R&D) Jan.-March 2003	16	8	4	26	6	60
R&D as % of sales	2.1 %	1.7 %	1.4 %	3.8 %	–	2.5 %
Research and development costs (R&D) Jan.-March 2002	18	9	4	29	9	69
R&D as % of sales	2.3 %	1.8 %	1.2 %	4.1 %	–	2.9 %

[1] Change from previous year on the basis of figures in thousand euros [2] Including goodwill at cost

[3] Including goodwill at residual book value

Income Statement, Balance Sheet, Cash Flow Statement

Income Statement

Due to foreign exchange effects, sales fell by 3.1 percent in the first quarter of 2003 compared with the prior-year figure. Gross profit declined by just 1.8 percent. Consequently, the gross margin rose from 47.3 percent in the previous year to 47.9 percent.

The main reason for the margin improvement was a disproportionate reduction in the cost of sales of 4.2 percent caused by declining raw material prices. However, we expect this favorable trend to ease in the course of the year.

As a percentage of sales, marketing, selling and distribution costs, and also research and development costs were roughly at the same level as in the previous year. The decline in administrative expenses is mainly attributable to initial successes emanating from the efficiency enhancement programs implemented in 2003.

Other operating income and charges remained at the level of the previous year.

Due to foreign exchange effects, goodwill amortization decreased by 3 million euros to 32 million euros. Restructuring costs amounted to 10 million euros.

The financial items line improved significantly compared with the previous year, mainly due to the higher income from our participation in Clorox. In the first quarter 2002, the financial items line was burdened by asset impairment charges at Clorox amounting to 12 million euros.

The tax rate amounted to 34.5 percent, predominantly due to lower profits in Germany. The current tax rate is not comparable to the previous year's rate of 40 percent. This figure was impacted by non tax deductible charges related to the special restructuring program.

Net earnings for the quarter amounted to 116 million euros, 24.7 percent up on the previous year. This improvement was achieved as a result of a 6 million euro increase in operating profit and an improvement in financial items of 16 million euros. Net earnings after minority interests for the quarter were 115 million euros, an improvement of 22.3 percent.

Balance Sheet

Total assets as of March 31, 2003, increased by 333 million euros compared with December 31, 2002. Fixed assets rose by 195 million euros to 5,122 million euros. This increase was initiated by the acquisition of the participation in Wella. By contrast, property, plant and equipment declined by 22 million euros, exclusively due to foreign exchange effects. Intangible assets decreased by a total of 71 million euros as a result of scheduled amortization combined with foreign exchange effects.

Current assets showed an increase of 138 million euros compared with the prior-year figure. This is essentially due to higher inventories and trade accounts receivable. Liquid funds/marketable securities decreased by 19 million euros to 207 million euros.

On the equity and liabilities side, equity including minority interests rose to 3,405 million euros compared with 3,363 million euros on December 31, 2002. Foreign exchange losses arising from translation differences reduced equity by 70 million euros. The changes recognized in equity in relation to our participation in Clorox resulting from that company's share buyback program led to a reduction in equity of 19 million euros. However, these effects were more than offset by the net earnings for the quarter of 116 million euros.

Liabilities rose by 407 million euros, mainly due to the fact that the investment in Wella was financed by borrowings. The increase of 93 million euros in trade accounts payable and other liabilities was more than offset by a decrease of 116 million euros in provisions. This latter was due to tax payments in connection with the sale of the Cognis business.

○ Cash Flow Statement

The cash flow from operating activities amounted to 36 million euros, falling by 75 million euros despite an improvement in operating profit and a smaller increase in working capital as compared with the previous year. The cause for the decline was a significant increase in income tax payments. These relate to the sale of our chemicals business Cognis in 2001 (tax payment: approx. 150 million euros).

The cash flow from investing activities/acquisitions amounted to –357 million euros and was thus 280 million euros below the corresponding prior-year figure. The increase in cash outflow for financial assets/acquisitions relates almost exclusively to the purchase of our participation in Wella. In addition, proceeds from asset disposals fell slightly. Capital expenditures on property, plant and equipment remained at the same level as in the previous year.

At 306 million euros, the cash flow from financing activities was 260 million euros above the prior-year figure. This is due to a significant increase in debt arising from the fact that the acquisition of the participation in Wella was exclusively financed by borrowings. The net dividends and interest figure decreased owing to higher interest payments.

At –352 million euros, the net cash flow was 372 million euros below the figure for the previous year, mainly because of the tax payment (approx. 150 million euros) in connection with the sale of Cognis. After adjusting for investments in financial assets/acquisitions, the free cash flow amounted to –53 million euros, 98 million euros less than in the first quarter of 2002. Excluding the one-off tax payment in connection with the sale of Cognis, net cash flow would have equaled around –200 million euros. Free cash flow would have amounted to about 100 million euros.

○ Accounting and Valuation Principles

The quarterly report of the Henkel Group has been prepared in accordance with the guidelines issued by the International Accounting Standards Board (IASB), London. The same accounting and valuation principles have been applied as for the 2002 annual financial statements. The notes to the annual financial statements apply accordingly.

Any forward-looking statements contained in this report represent our best judgement as to what will occur in the future. The actual results achieved by Henkel KGaA and its affiliated companies may, however, differ materially from these forward-looking statements and will depend on a number of competitive and economic factors, some of which will be outside the control of Henkel KGaA.

For further information concerning this report, please contact

Mailing address:
Henkel KGaA
40191 Düsseldorf, Germany

Investor Relations
Phone: (+49) 2 11-7 97-39 37
Fax: (+49) 2 11-7 98-28 63
E-mail: magdalena.moll@henkel.com
E-mail: waltraud.mueller@henkel.com

Corporate Communications
Phone: (+49) 2 11-7 97-35 33
Fax: (+49) 2 11-7 98-24 84
E-mail: ernst.primosch@henkel.com
E-mail: lars.witteck@henkel.com

Calendar

Publication of Q2 Report 2003:
Monday, August 18, 2003

Publication of Q3 Report 2003:
Monday, November 17, 2003

Fall Press Conference and
Analysts' Meeting:
Monday, November 17, 2003

Press Conference on Fiscal 2003 and
Analysts' Meeting:
Wednesday, February 25, 2004

Annual General Meeting of Henkel KGaA:
Monday, April 19, 2004

Further details relating to the quarterly financial statements can be found on the Internet at:
www.ir.henkel.com

Main Henkel website: **www.henkel.com**


Henkel

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